EXHIBIT 99.1

Brainsway Ltd. Announces Closing of Initial Public Offering

JERUSALEM, April 22, 2019 (GLOBE NEWSWIRE) -- Brainsway Ltd. (NASDAQ: BWAY and TASE: BRIN) (“Brainsway”) today announced that it has closed its initial public offering of 2,500,000 American Depositary Shares (“ADSs”), each representing two ordinary shares of Brainsway, at a public offering price of $11.00 per ADS. The gross proceeds to Brainsway from the offering, before deducting the underwriting discounts and commissions and estimated offering expenses, are approximately $27.5 million.

The underwriters have been granted an option to purchase up to an additional 375,000 ADSs offered by Brainsway for a period of 30 days after the pricing date.

In the offering, Cantor Fitzgerald & Co. acted as book-running manager and the representative of the underwriters.  Raymond James & Associates, Inc. and Oppenheimer & Co. Inc. acted as book-running managers, and Ladenburg Thalmann & Co. Inc. acted as co-manager.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on April 16, 2019. The offering is being made only by means of a prospectus (the “Prospectus”), copies of which may be obtained from the offices of: Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Avenue, 6th floor, New York, New York 10022; Email: prospectus@cantor.com; or Raymond James & Associates, Inc., Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716; Phone: 800-248-8863; Email: prospectus@raymondjames.com; or from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004; Phone: 212-667-8055; Email: equityprospectus@opco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Brainsway

Brainsway is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which Brainsway received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 (for MDD) and in August 2018 (for OCD). Brainsway is currently conducting clinical trials of Deep TMS in other psychiatric, neurological and addiction disorders, including smoking cessation and post-traumatic stress disorder, and is planning trials for opioid addiction, fatigue in multiple sclerosis (MS) and post-stroke rehabilitation.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Prospectus.

Company Contact:

Hadar Levy
Chief Financial Officer
hadarl@Brainsway.com

Investor Contact:

Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com